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                                      FILED BY FEDERATED DEPARTMENT STORES, INC.
                                                   COMMISSION FILE NO. 001-13536
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14A-12
                                       UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              SUBJECT COMPANY: THE MAY DEPARTMENT STORES COMPANY
                                                   COMMISSION FILE NO. 001-00079



                        FEDERATED DEPARTMENT STORES, INC.
                                  MARCH 1, 2005
                             EMPLOYEE FACT SHEET/Q&A

Federated statistics: 111,000 employees in 34 states. Founded 1929, headquartered in Cincinnati, OH, with corporate offices in Cincinnati and New York. Company is converting all regional department stores to Macy's brand effective March 6, 2005. Also operates Bloomingdale's. Annual sales: $15.6 billion.

May Company statistics: 110,000 employees in 46 states. Founded 1910, headquartered in St. Louis, MO. Company operates Lord & Taylor, Marshall Field's, Filene's, Kaufmann's, Robinsons-May, Meier & Frank, Hecht's, Strawbridge's, Foley's, Famous-Barr, L.S. Ayres, The Jones Store and David's Bridal. Annual sales: $14.4 billion.


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GENERAL

Q1.    WHY DOES FEDERATED WANT TO ACQUIRE MAY?
A1.

       - Creates a $30 billion national retailer with coast-to-coast coverage and stores in [64] of the top 65 markets in United States (all except Jacksonville)

       -  Increases value to consumers through synergies and efficiencies

       -  Combines the best people, practices and products

       - Improves the ability to compete within a highly competitive retail sector

Q2.    HOW MANY DEPARTMENT STORES WOULD FEDERATED HAVE POST- ACQUISITION?

A2. May has [491] department stores. In addition, the company owns a Bridal Group comprising David's Bridal, After Hours Formalwear and Priscilla of Boston.

       Federated has [459] stores. Upon completion of the acquisition, Federated would have [950] department stores across the country, plus ownership of the Bridal Group.



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Q3.    IN WHICH PART OF THE COUNTRY IS MAY STRONGEST? IN WHICH PART OF THE
       COUNTRY ARE MACY'S AND BLOOMINGDALES STRONGEST?

A3. Federated is particularly strong on the East and West Coasts, as well as in the Southeast/Florida market. May has stores in Southern California, the Northeast and the Midwest. The acquisition of May would give Federated a new presence in important markets like Texas, Chicago, Minneapolis and St. Louis.

Q4. WHAT NEEDS TO HAPPEN FOR THIS TRANSACTION TO CLOSE? WHEN DOES FEDERATED EXPECT THE TRANSACTION TO CLOSE? WHAT IS THE LIKELIHOOD THAT IT WON'T CLOSE?

A4. Consummation of the transaction is subject to approval by Federated's and May's shareholders and regulatory review. Pending these approvals and regulatory clearance, we believe completion of the transaction is possible in the second half of 2005.


Q5.    ARE ALL OF MAY'S DEPARTMENT STORES GOING TO BECOME MACY'S?

A5. We expect that most of May's regional department stores will be converted to Macy's, similar to the Federated regional store conversions, although this will not happen for at least a year. No decisions have been made as yet about retaining the Marshall Field's name in Chicago or the Lord & Taylor nameplate nationally. We will continue to assess both of those.

Q6.    WHO IS GOING TO RUN THE COMBINED COMPANY?

A6.    Federated's management team and board of directors will run the company.

Q7.    WILL FEDERATED KEEP MAY'S ST. LOUIS-BASED CORPORATE HEADQUARTERS?

A7. No. May's corporate headquarters will be consolidated into Federated, but a divisional and regional presence for the company will be retained in St. Louis.

Q8.    WILL THERE BE LAYOFFS?

A8. Yes, as a result of the headquarters consolidation and eliminated redundancies in various support functions, but that will not happen until later in the year and at this point it is far too early to know any details on this.

Q9.    WILL THERE BE STORE CLOSINGS?

A9. While it is too soon to know any specifics, we obviously are looking at store overlaps for potential dispositions. We anticipate that there will be some store dispositions, but this might or might not involve store closings. At this point we simply can't say.

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Q10.   HOW MANY MALLS CURRENTLY HAVE OVERLAPPING FEDERATED AND MAY STORES?

A10.   94

Q11.   ARE STORES IN THOSE LOCATIONS GOING TO HAVE TO CLOSE OR BE SOLD OFF?

A11. Not necessarily. Those are the locations we will be looking at, but whether any of these will be closed or sold is definitely not something anyone could know at this point.

Q12.   DO YOU ANTICIPATE ANY TROUBLE GETTING FTC OR OTHER REGULATORY APPROVAL?

A12. We will work with all appropriate state and federal regulatory agencies, as always in such cases, and we do not anticipate this will pose any significant problems. The retail environment is intensely competitive and department stores today compete against all retail formats. Success is contingent on our ability to realize greater economies of scale, and that is beneficial to consumers in the long run because it means more effective competition overall.


Q13. WILL FEDERATED EXTEND JOB OFFERS TO ANY MAY EMPLOYEES AFTER THE DEAL IS CONCLUDED?

A13. Absolutely. The vast majority of May employees will retain their jobs and be relatively unaffected by this transaction, and we anticipate that it will be at least a year before we begin consolidating functions in any case. There are some terrific people in May Co. and we want them on our team, so at the appropriate time we will be making offers to people at all levels of the company.


                                      * * *

                           FORWARD-LOOKING STATEMENTS

This document contains statements about expected future events and financial results that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Federated and May, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Federated and May's management and are


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subject to significant risks and uncertainties. Actual results could differ materially from those expressed in the forward-looking statements contained in this document because of a variety of factors, including: the failure of Federated and May stockholders to approve the transaction; a significant change in the timing of, or the imposition of any government conditions or legal impediments to, the closing of the proposed transaction; the risks that the businesses will not be integrated successfully; the extent and timing of the ability to obtain revenue enhancements, cost savings and other synergies following the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; transaction costs associated with the renovation and conversion of stores, manufacturer's outlets, off-price and discount stores; and general consumer spending levels, including the impact of the availability and level of consumer debt, and the effects of weather. Additional factors that may affect the future results of Federated and May are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.fds.com and www.maycompany.com, respectively.

                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement, including a joint proxy statement/prospectus, and other materials will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when available) as well as other filed documents containing information about Federated and May at the SEC's website (www.sec.gov). Free copies of Federated's SEC filings are also available on Federated's website at www.fds.com, or by request to Office of the Secretary, Federated Department Stores, Inc., 7 West Seventh Street, Cincinnati, Ohio 45202. Free copies of May's SEC filings are also available on May's website at www.maycompany.com, or by request to Corporate Communications, The May Department Stores Company, 611 Olive Street, St. Louis, MO 63101-1799.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

                        PARTICIPANTS IN THE SOLICITATION

Federated, May and their respective officers and directors and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies from Federated or May's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Federated is available in its proxy statement filed by Federated with the SEC on April 15, 2004. Information regarding the officers and directors of May is available in its proxy statement filed by May with the SEC on


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April 22, 2004. More detailed information regarding the identity of potential participants, and their direct and indirect interests in the solicitation, by security holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction.